Exhibit 99.1

Alpha Tau Reports New Positive Results in Two Upcoming Presentations at ASCO GI 2026 Symposium Showcasing Immune-Preservation and High Disease Control in Montreal Pancreatic Cancer Alpha DaRT® Study

- Final results from first pancreatic cancer study in Montreal demonstrate 81% disease control rate, or 87% excluding the first two patients -

- Immune markers demonstrate immune system preservation not typical of conventional radiation therapy treatments, as well as potential anti-inflammatory effect -

- Alpha DaRT currently being studied together with first-line chemotherapy in U.S. multi-center pilot trial for newly diagnosed pancreatic cancer -

Jerusalem, January 6, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced the release of final results from its first-in-human pancreatic cancer study in Montreal, Canada exploring the use of Alpha DaRT in treating pancreatic ductal adenocarcinoma (PDAC). The results have been published as two abstracts and will be presented at the upcoming 2026 ASCO Gastrointestinal Cancers Symposium in San Francisco, January 8 – 10, 2026.

Study Principal Investigator Corey Miller, MD, MSc, Director of Therapeutic Endoscopy of the Division of Gastroenterology of the JGH, Assistant Professor of Medicine at McGill University, Associate Researcher at the Lady Davis Institute, will lead a presentation entitled “Feasibility, Safety and Efficacy of Endoscopic Ultrasound-Guided Alpha Radiotherapy for Advanced Pancreatic Cancer: A Pilot Study” with final clinical results of the Company’s trial. In the trial, 32 patients with Stage II, III or IV PDAC were treated, many of whom had one or more prior rounds of chemotherapy. The results demonstrate a 22% objective response rate (ORR) and an 81% disease control rate (DCR) across all 32 patients treated in the study, or 23% ORR and 87% DCR when excluding the first two patients, who were deliberately given low dosages in order to examine feasibility and safety only.

The Company is further exploring the use of Alpha DaRT in treating PDAC in its U.S. multi-center pancreatic cancer pilot study, known as IMPACT (Intratumoral Pancreatic Alpha Combination Trial), evaluating the safety, feasibility, and efficacy of Alpha DaRT in combination with chemotherapy for patients with newly diagnosed unresectable locally advanced or metastatic pancreatic adenocarcinoma, as well as in other clinical studies in Europe. Additional information about the IMPACT trial can be found at https://clinicaltrials.gov/study/NCT06698458.

“We are very excited about the results of the study, in which we were the first clinicians to deliver Alpha DaRT via endoscopic ultrasound into the pancreas,” added Dr. Miller. “The results indicate that Alpha DaRT is a technically feasible treatment of pancreatic cancer, with a strong safety profile and encouraging local disease control. We look forward to further exploration of the use of Alpha DaRT for PDAC patients in the IMPACT trial as well as future trials, with the potential to generate a meaningful data set focused on a specific patient population with newly diagnosed disease.”

In addition, in a presentation entitled “Inflammatory and Immune Marker Dynamics following Intratumoral Alpha DaRT for Pancreatic Cancer”, Kim Anh Ma, MD, Assistant Professor of Oncology at Jewish General Hospital in Montreal, will present results showing the immune-preserving profile of Alpha DaRT in PDAC, based on immune markers as well as inflammatory indices known to be negative prognostic indicators, and which typically worsen after other forms of radiation therapy. In a study of 23 PDAC patients treated with Alpha DaRT who had complete laboratory data, one month following Alpha DaRT treatment, investigators observed no significant change in Neutrophil-to-Lymphocyte Ratio, Platelet-to-Lymphocyte Ratio, CD4/CD8 T-cell ratio, or C-Reactive Protein levels, demonstrating immune system preservation not typical of conventional radiation therapy treatments. Moreover, low post-treatment levels of some of these indices were associated with favorable disease control. Furthermore, a dramatic drop in levels of IL-6 cytokine (p<0.000001), a key mediator of inflammation, suggested a potential reduced inflammatory effect.

Dr. Ma noted, “It is quite unique to find a radiation therapy with reduced inflammatory profile and no observed increase in negative prognostic factors, typically linked to radiation-induced lymphopenia. This may enable, or even support, other systemic therapies, such as immunotherapy, and may also help explain anecdotes where systemic response to chemotherapy appeared to improve after insertion of Alpha DaRT into the primary tumor in the pancreas.”

Uzi Sofer, CEO of Alpha Tau, stated, “Exploring the treatment of pancreatic cancer remains a cornerstone of our strategy for Alpha DaRT, with multiple clinical trials being pursued in parallel, led by our flagship IMPACT trial, which continues to see an excellent pace of recruitment. We look forward to generating further data in this indication in 2026 and forging ahead toward a potential future approval in this key indication.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic patients, including the potential benefits and associated risks, future applications and uses, the IMPACT study and potential indication approvals , are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com